Prospectus Supplement dated July 1, 2014
(To Prospectus dated November 23, 2011)
6,861,960 shares of Common Stock

The Walt Disney Company Investment Plan
A Direct Stock Purchase Plan for Disney Common Stock

To Persons Eligible to Participate in The Walt Disney Company Investment Plan:
This is a prospectus supplement to the Prospectus dated November 23, 2011, as supplemented September 30, 2013 (the “Prospectus”), which relates to The Walt Disney Company’s Investment Plan (the “Plan”).

ELIGIBILITY AND ENROLLMENT

The minimum number of shares and minimum investment for both current Disney shareholders and non-shareholders have both been reduced. Accordingly, Items 6 and 8 of the Prospectus are revised to read as follows:

6.     How does a Disney shareholder become eligible to participate in the Plan?

If you are already a Disney shareholder with at least one share of common stock registered directly in your name, either in certificate form or held electronically via the Direct Registration System (DRS), you may enroll in the Plan simply by completing and returning the appropriate enrollment form. If you currently have less than one share of Disney common stock registered in your name, you may enroll by completing and returning the appropriate enrollment form and either making an initial investment of at least $100 or authorizing automatic monthly deductions of at least $50 from a qualified bank account.

8.     I’m not currently a shareholder. Can I participate in the Plan?
If you do not currently hold shares of Disney common stock, you may enroll in the Plan by completing and returning an enrollment form for new investors and either making an initial investment of at least $100 or authorizing automatic monthly deductions of at least $50 from a qualified bank account.
You may send a personal check, payable in U.S. dollars to “Broadridge.” Cash and third-party checks are not allowed.
Mail your payment to: The Walt Disney Company Investment Plan
Disney Investor Relations
c/o Broadridge Issuer Solutions
PO Box 1342
Brentwood, NY 11717

PURCHASE OF COMMON STOCK
The purchase of common stock will now be made on a weekly basis. Accordingly, Item 17 of the Prospectus is revised to read as follows:
17.     When will shares be purchased?
Initial and optional investment purchases will be made by the independent purchasing agent and will occur each Wednesday or if that day is not a business day, the business day following. The Administrator must receive initial and optional investments no later than two business days before an Investment Date for those investments to be invested in our common stock beginning on that Investment Date. Otherwise, the Administrator may hold those funds and invest them on the next Investment Date. No interest will be paid on amounts held by the Administrator pending investment. The Administrator may commingle each participant’s funds with those of other participants for the purpose of executing each weekly purchase.
SALE OF SHARES
The minimum number of shares that must be held in an account to keep it active has been reduced. Item 22 of the Prospectus is revised as follows to reflect this reduction and a change in fees.

22.    Is there a minimum number of shares that I must maintain in my account to keep it active?
Yes. You must maintain at least one share of Disney common stock in your Plan account. If your account balance falls below one share, the Administrator may terminate your participation in the Plan without written notice. Upon termination, your participation in the Plan will cease and your fractional share will be sold. A check for the value of the fractional share, less the $20 sales fee and the $15 termination fee will be mailed to the address of record. If you have a bank account on file, the funds will be deposited into your bank account. If you are a new investor who has signed up for monthly deductions, your account will be exempt from this requirement until you accumulate one share in your account.
ISSUANCE OF STOCK CERTIFICATES
The Company has discontinued issuing physical stock certificates. Item 27 of the Prospectus is revised as follows to reflect this.
27.    How do I request a stock certificate?
The Walt Disney Company discontinued issuing physical certificates in October, 2013.
SERVICE FEES
The fees associated with the Plan have been changed. Accordingly, Item 31 of the Prospectus is revised to read as follows:

31.     What are the fees associated with participation in the Plan?

Participation in the Plan is subject to the payment of certain fees as outlined below:

One-Time Enrollment Fee	$ 20.00
Investment Fees
via check	$ 7.00
via automatic investment	$ 1.00
Sales Fee	$ 20.00
Termination Fee	$ 15.00
Brokerage Commission	$.02 per share
Overnight Courier Fee	$ 35.00
Direct Deposit of Sale Proceeds Fee	$ 5.00
Replacement checks	up to $ 30.00
Lost Securities Replacement Fee	Minimum of $ 65.00
Fee for Insufficient Funds or Rejected Automatic Deductions	$ 50.00
Transfer Fees
Debit shares from account	$ 5.00
Credit shares to account	$ 5.00
Historical Research Fees*	$ 25.00
Cost Basis Election other than FIFO	$ 50.00

Fees are subject to change with prior notice except for the brokerage commission fee which may change without prior notice.

*There is no fee for statements or 1099 tax forms requested via the on-line shareholder portal.

Investors should retain this Supplement for future reference.